July 24, 2020

Ms. Anne Nguyen Parker

Office Chief

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	LiquidPiston, Inc.
Amendment No. 1 to
Offering Statement on Form 1-A
Filed June 24, 2020
File No. 024-11219

Dear Ms. Parker:

We acknowledge receipt of the comments in your letter dated July 6, 2020 regarding the Offering Statement of LiquidPiston, Inc. (the “Company”), which we have set out below, together with our responses.

Form 1-A/A filed on June 24, 2020

Notes to the Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

1.	We note from your response to our comments 4 and 5 the OTA arrangements are considered contracts under ASC 606 for revenue recognition purposes and it appears your responsibility under such arrangements was for engineering services and prototype development and delivery. In this regard, please revise your revenue footnote to comply with the disclosures required by ASC 606-10-50 with respect to your contracts with customers. Your disclosures should be specific to the company. For example, your footnote should include, but not be limited to, the following:

•	the promised good(s) and/or service(s) that comprise the company's performance obligation(s) in contracts with customers and whether such goods and services represent distinct performance obligations;

•	a description of when performance obligations are satisfied (i.e. at a point in time or over time) and when your customer obtains control; and

•	significant payment terms such as when payments typically due.

The Company has revised Note 2 to the financial statements to more specifically describe its revenue recognition policy.

1

2.	On a separate but related matter, please explain to us your policy for determining costs of revenues associated with such OTA arrangements. For example, we note from your disclosure on page 18 that in 2018, all of the company’s revenue came from US Department of Defense development grants and the related engineering labor and parts, machining, and other non-personnel expenditures were not accounted for as costs of revenue, but rather as research and development expenditure. Please tell us why you believe it is appropriate to classify of such amounts as R&D expenses on the income statement rather than cost of revenue when you conclude that OTA arrangements are customer contracts for revenue recognition purposes. As part of your response, please provide us with the relevant accounting guidance which supports your accounting treatment.

Upon further review, the Company has corrected the presentation of expenses associated with the OTA arrangements in 2018 and 2019. The Company recognizes revenue under OTA arrangements over time using the input method (costs incurred to date relative to the total estimated costs at completion). These costs are primarily labor hours but can include other expenses such as materials and supplies. The contracts are best efforts and fixed fee. As such, the Company had the discretion to stop work and deliver reports describing its efforts once it collected the full consideration to which it was entitled under the contract, which would have satisfied the contract terms of the agreements. However, it was in the best interest of the Company to continue with the project under its own research and development program. As a result, the Company believes that it should only reflect expenditures that were recoverable under the agreements as cost of revenues and any remaining costs should be classified as research and development because they were funded by the Company and not the agreements.

In addition to the above and the additional costs that are not recoverable, the Company concluded that the additional costs are accounted for under ASC 730 Research and Development. These costs have future benefits that are at best uncertain and so no indication that an economic resource has been created (ASC 730-10-05-2). Also, as the additional costs are not being recovered through contracts, the Company cannot relate these costs to revenues. Therefore ASC 730-10-25-1 would apply to charge the costs to expense when incurred and the Company concluded these expenses meet the definition of R&D (ASC 730-10-25-2).

Thank you again for the opportunity to respond to your questions to the Offering Statement of LiquidPiston, Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc:	Alec Shkolnik
Chief Executive Officer
LiquidPiston, Inc.

2